Exhibit 23

ARMANDO C. IBARRA
Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A. Members of the California Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD Members of the American Institute of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

March 23, 2006

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, apc consents to the inclusion of our report dated August 16, 2005, on the audited financial statements of Seychelle Environmental Technologies Inc., as of February 28, 2005, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Armando C. Ibarra
____________________________
ARMANDO C. IBARRA, C.P.A.